Exhibit 8.1

KUTAK ROCK LLP
425 W. Capitol Avenue
Suite 1100
Little Rock, AR 72201

January 17, 2002

Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72762-6999

        Re:     Registration Statement on Form S-4, Registration No. 333-

Ladies and Gentlemen:

        We are issuing this opinion letter in our capacity as counsel to Tyson Foods, Inc., a Delaware corporation (the "Company"), in connection with the proposed offer by the Company (the "Exchange Offer") to exchange $500,000,000 in aggregate principal amount of the Company's 6.625% Notes due 2004, $750,000,000 in aggregate principal amount of the Company's 7.250% Notes due 2006, and $1,000,000,000 in aggregate principal amount of the Company's 8.250% Notes due 2011 (collectively, the "New Notes") for and in replacement of the Company's outstanding $500,000,000 in aggregate principal amount of 6.625% Notes due 2004, $750,000,000 in aggregate principal amount of 7.250% Notes due 2006 and $1,000,000,000 in aggregate principal amount of 8.250% Notes due 2011 (collectively, the "Outstanding Notes"), pursuant to a Registration Statement on Form S-4 (Registration No. 333-_____) to be filed with the Securities and Exchange Commission (the "Commission") on the date hereof under the Securities Act of 1933, as amended (the "Act") (such Registration Statement, as amended or supplemented, is hereinafter referred to as the "Registration Statement").

        You have requested our opinion as to certain United States federal income tax consequences of the Exchange Offer. In preparing our opinion, we have reviewed and relied upon the Company's Registration Statement and such other documents as we have deemed necessary.

        On the basis of the foregoing, it is our opinion that the exchange of the Outstanding Notes for the New Notes of the same series pursuant to the Exchange Offer will not be treated as a taxable "exchange" for United States federal income tax purposes under Section 1001 of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder (the "Regulations"). The New Notes received by a holder of Outstanding Notes of the same series will generally be treated as a continuation of the Outstanding Notes in the hands of such holder and, as a result, there will be no federal income tax consequences to such holder as a result of such holder's exchange of Outstanding Notes for New Notes of the same series.

        The opinion set forth above is based upon the applicable provisions of the Code, the Regulations, current positions of the Internal Revenue Service (the "IRS") contained in published revenue rulings, revenue procedures and announcements, existing judicial decisions and other applicable authorities. No tax ruling has been sought from the IRS with respect to any of the matters discussed herein. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS. Hence, no assurance can be given that the opinion stated in this letter will not be successfully challenged by the IRS or by a court. We express no opinion concerning any tax consequences of the Exchange Offer except the United States federal income tax matters as expressly set forth above, and we disclaim any obligation to update this opinion to reflect any developments which may occur subsequent to the date hereof.

        We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement. We also consent to the reference to our firm under the heading "Legal Matters." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ Kutak Rock LLP